cm

07009025

SEC ... ISSION
...ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 28 2007
WASH. D.C.
186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forsyth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 North Lindbergh Blvd., Suite 301
(No. and Street)

St. Louis (City) Missouri (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hugh V. Murray (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Rd., Ste 204 (Address) Manchester (City) Missouri (State) 63011 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 1/17

OATH OR AFFIRMATION

I, Hugh V. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forsyth Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

S. HIGGINBOTHAM
My Commission Expires
October 31, 2011
St. Louis County
Commission #07502690

Hugh V Murray
Signature

President.
Title

S Higginbotham
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORSYTH SECURITIES, INC.

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
SEPTEMBER 30, 2007 AND 2006

FORSYTH SECURITIES, INC.

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Forsyth Securities, Inc.

We have audited the accompanying statements of financial condition of Forsyth Securities, Inc. (a Missouri corporation), as of September 30, 2007 and 2006, and the related statements of income and retained earnings, cash flows, changes in stockholders' equity and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forsyth Securities, Inc. as of September 30, 2007 and 2006, and the results of its operations, cash flows, changes in stockholders' equity, and changes in subordinated borrowings for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1,2 and 3 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co., P.C.

St. Louis, MO
November 20, 2007

EXHIBIT A

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2007 AND 2006

	2007	2006
ASSETS		
Cash	$ 101,649	$ 18,743
Cash deposit with clearing brokers	33,042	31,807
Receivable from clearing brokers	48,735	50,295
Receivable other	15,995	27,910
Equipment at cost less accumulated depreciation of $116,272 for (2007) and $115,671 for (2006)	0	601
Other assets	4,300	2,300
TOTAL ASSETS	**$ 203,721**	**$ 131,656**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 3,753	$ 892
Brokers escrow payable	31,932	21,073
Clearing brokers payable	8,399	9,054
Commissions payable	40,686	24,694
Accrued administrative expenses	19,116	10,854
TOTAL LIABILITIES BEFORE SUBORDINATED BORROWINGS	**103,886**	**66,567**
COMMITMENTS AND CONTINGENT LIABILITIES	--	--
SUBORDINATED BORROWINGS	**108,000**	**108,000**
STOCKHOLDERS' EQUITY		
Preferred stock - non-convertible par value $100, authorized 1,000 shares, issued and outstanding 994.685 shares; held in treasury 212.765 (2007) and (2006)	119,033	119,033
Cost of treasury shares	(42,252)	(42,252)
	76,781	76,781
Common stock, par value $1.00, authorized 30,000 shares, issued and outstanding 5,000 shares; held in treasury 999 shares (2007) and 1,037 in (2006).	5,000	5,000
Additional paid-in capital	158,531	154,741
Cost of treasury shares	(326)	(336)
	163,205	159,405
Retained earnings (deficit)	(248,151)	(279,097)
TOTAL STOCKHOLDERS' EQUITY	**(8,165)**	**(42,911)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 203,721**	**$ 131,656**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT B

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
REVENUES		
Commissions	$ 951,163	$ 735,556
Interest	5,435	2,318
Management fees	67	25
Direct Participation - Limited Partnership	4,052	12,087
Miscellaneous	0	35
TOTAL REVENUES	**960,717**	**750,021**
OPERATING EXPENSES		
Administrative salaries	84,936	61,261
Commissions and incentive payments	544,341	377,392
Clearing fees	96,923	91,419
Phones	8,890	8,116
Building rental and maintenance	49,955	37,773
Office and quote equipment rental	64,541	67,701
Insurance and bond premiums	6,570	6,746
Regulatory fees	29,804	21,584
Office expense	38,759	21,532
Professional fees	18,922	10,543
Payroll taxes	17,330	21,349
Interest Expense	3,800	3,800
TOTAL OPERATING EXPENSES	**964,771**	**729,216**
INCOME (LOSS) FROM OPERATIONS	**(4,054)**	**20,805**
Special Distribution	35,000	--
MANAGEMENT BONUS (Note 2)	--	--
INCOME (LOSS) BEFORE INCOME TAXES	**30,946**	**20,805**
INCOME TAXES (Note 2)	--	--
NET INCOME (LOSS)	**30,946**	**20,805**
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	(279,097)	(299,902)
RETAINED EARNINGS (DEFICIT), END OF YEAR	**$ (248,151)**	**$ (279,097)**

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	Increase/(Decrease) In Cash	
	2007	2006
OPERATIONAL CASH FLOWS:		
Net Income (Loss)	$ (4,054)	$ 20,805
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Depreciation	601	1,239
Accrued interest convert to common stock	3,800	3,800
Changes in working capital asset and liability items:		
Assets:		
Cash deposit with clearing brokers	(1,235)	(1,003)
Receivable from clearing brokers	1,560	(5,634)
Receivable from firm's commission brokers	11,915	(3,344)
Prepaid costs	(2,000)	--
Total	14,641	(4,942)
Liabilities:		
Accounts payable	2,861	(10,016)
Broker escrow payable	10,859	4,602
Clearing brokers payable	(655)	(3)
Commissions payable	15,992	6,733
Accrued administrative expenses	8,262	(6,997)
Total	37,319	(5,681)
NET CASH PROVIDED (USED) BY OPERATIONS	**47,906**	**10,182**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Special distribution from regulatory agency	35,000	--
NET CASH PROVIDED (USED) BY INVESTING ACTIVITY:	**35,000**	**--**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common treasury stock purchased	--	--
Common treasury stock sold	--	--
Subordinated borrowings	--	--
NET CASH PROVIDED (USED) BY FINANCING ACTIVITY	**0**	**0**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**82,906**	**10,182**
BEGINNING CASH AND CASH EQUIVALENTS	**18,743**	**8,561**
ENDING CASH AND CASH EQUIVALENTS	**101,649**	**18,743**
Additional disclosures:		
Accrued Subordinated note interest (2006) exchanged for equity	--	3,800
Accrued Subordinated note interest (2007) exchanged for equity	3,800	--

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT D

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	COMMON STOCK	ADDITN'L PAID IN CAPITAL	COST OF COMMON TREAS. SHARES	PRE-FERRED STOCK	COST OF PREFD. TREAS. SHARES	RETAINED EARNINGS/ (DEFICIT)	TOTAL
Balance, September 30, 2005	**$5,000**	**$150,951**	**$(346)**	**$119,033**	**$(42,252)**	**$(299,902)**	**$(67,516)**
Common stock: (Treasury shares) Exchanged	--	3,790	10	--	--	--	3,800
Net income for the year ended, September 30, 2006	--	--	--	--	--	20,805	20,805
Balance, September 30, 2006	**$5,000**	**$154,741**	**$(336)**	**$119,033**	**$(42,252)**	**$(279,097)**	**$(42,911)**
Common stock: (Treasury shares) Exchanged	--	3,790	10	--	--	--	3,800
Net income for the year ended, September 30, 2007	--	--	--	--	--	30,946	30,946
Balance, September 30, 2007	**$5,000**	**$158,531**	**$(326)**	**$119,033**	**$(42,252)**	**$(248,151)**	**$(8,165)**

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Subordinated borrowings at October 1,	$108,000	$108,000
Increases:		
NASD Subordinated Loan Agreements-Issued	--	--
Subordinated borrowings at September 30	$108,000	$108,000

The accompanying Notes to Financial Statements
are an integral part of this statement

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Forsyth Securities, Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company was organized on January 9, 1985 the date of issue of the Certificate of Incorporation by the Secretary of the State of Missouri and commenced operations in June 1986. The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through First Clearing Corporation a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc. a division of Royal Bank of Canada (formerly RPR Clearing Services), Members, New York Stock Exchange, on a fully disclosed basis. The clearing brokers will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange, on which the trade is executed. The Company is also obligated to maintain good faith cash deposit accounts with its clearing brokers. First Clearing Corporation requires the Company to calculate the deposit balance, using its adjusted net capital, volume and mix of business products. The balance at September 30, 2007 and 2006 was $28,042 and $26,807 respectively. RBC Dain Rauscher, Inc. requires the Company to maintain a good faith deposit of $5,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charged to these deposit accounts by the clearing brokers, if commissions, due the Company, on hand are inadequate to settle the claim. The clearing brokers, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day of said termination. These funds maintained with the clearing brokers are at risk, uninsured and un-collateralized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization Cost

Costs to incorporate were capitalized and have been fully amortized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a trade date basis.

Estimates and Assumptions

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Broker Compensation:

Monthly Commission Payout

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company. The broker also earns a ticket bonus determined by applying an ascending rate that increases with the dollar value of the ticket. Brokers are allowed to receive payments in advance of earned commissions. At September 30, 2007 of the $15,995 receivable from commission brokers, approximately $3,280 was offset by escrow payable. The remaining balance is to be collected from future commissions due to the broker.

Quarterly Commission Payout

The Company also pays a quarterly commission on the second payday of the quarter. This payout will be determined by multiplying the broker's production by a fixed percent. The payout is contingent upon the Company's profitability. Payments of approximately $43,000 were made to brokers during the fiscal year ended September 30, 2007.

Escrow Accounts

Brokers agree to fund contingent liability escrow accounts. These accounts are funded by setting aside 2% of the gross commission, net of clearing fees, from every trade. If no potential liabilities are pending at the end of a quarter, the broker receives 10% of their escrow account balance.

Management Bonus

The Company stockholders' passed by resolution a management compensation plan (revised 1999). Under the plan the Company's president receives a minimum monthly salary. In addition the Company also pays a quarterly bonus. The bonus payments for a fiscal year are not to exceed a gross amount of $100,000 before income taxes. The plan further stipulates that the bonus payments are to be paid 20% in preferred stock and 80% in cash.

For the years ended September 30, 2007 and 2006 the Company's president did not receive bonus payments under the plan.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2007 and 2006, none of the Company's bank account balances exceeded these limits.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Depreciation is computed using accelerated methods over estimated useful lives of three to seven years. The Company has a policy to capitalize assets with a cost basis of $5,001 and greater.

Capital Stock - Common Stock

All of the capital stock of the Company was purchased by Company management from E.L. VanDeventer and Co., Inc., its parent, pursuant to a stock purchase agreement dated September 1, 1988. Changes in common shares are presented in a table. (See Note 3)

Preferred Stock - Non Convertible (Restricted)

The Company created a class of preferred shares at a special meeting of the shareholders in March 1990. The shares may be issued to brokers, who own common shares. The Company also entered into an agreement with non-common shareholder brokers, for whom the Company holds escrowed credits. These brokers are permitted to convert up to 90% of their escrowed balances into $100 par value non-certificate preferred shares of the Company. Dividends are payable based on the Company's profitability. Shares may be called at 120% of par at the end of any calendar quarter. The plan was basically concluded in 2003, except for shares held by the company's president/shareholder.

Income Taxes

The Company has accumulated net operating losses which will expire as follows:

Year ended September 30, 2005	($ 53,060)	Fiscal 2025
Year ended September 30, 2004	($ 54,060)	Fiscal 2024
Year ended September 30, 2003	($ 83,226)	Fiscal 2023
Year ended September 30, 2002	($ 88,751)	Fiscal 2022

The related tax benefits are not recorded but will be recognized in the year of utilization.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

3. RELATED PARTY TRANSACTIONS

Subordinated Borrowing

The Company's president/shareholder has agreed to provide capital funding through subordinated loan agreements. The president/shareholder has also agreed to extend repayment of principal until October 31, 2008 and to a reduction in the note interest rate from 5% to 2% effective October 1, 2005 on $45,000 of subordinated notes:

Date Issued Year End	Maturity Date	Principal
September 30, 2003	October 31, 2008	$ 51,000
September 30, 2002	October 31, 2008	21,000
September 30, 2002	October 31, 2008	12,000
September 30, 2001	October 31, 2008	24,000
Total		$108,000

Interest accrued on the subordinated notes was converted to 38 shares of the Company's common stock in 2007 and 38 shares in 2006.

Stockholders' Equity

Common Stock (Unrestricted and Restricted)

The Company's president is the sole unrestricted shareholder.

The Company also has a class of restricted common stock shareholders who have acquired certain voting rights. The sales price and transferability of these shares is restricted. Currently there are twelve (12) common restricted shares outstanding.

The following table sets forth the changes in Company's common stock:

	Common Stock	
Year's ended September 30,	Held by Shareholder	Held in Treasury
1988 Initial Purchase	1,000	4,000
1989 Treasury shares sold	50	(50)
1990 Common shares purchased	(50)	50
1991 Treasury shares sold	20	(20)
2001 Treasury shares sold	130	(130)
2002 Common restricted shares purchased	(4)	4
Common shares sold	2,520	(2,520)
2003 Common restricted and unrestricted shares purchased	(504)	504
Common shares sold	314	(314)
2004 Common shares sold	284	(284)
Common shares issued for accrued interest	114	(114)
2005 Common shares issued for accrued interest	51	(51)
2006 Common shares issued for accrued interest	38	(38)
2007 Common shares issued for accrued interest	38	(38)
Balance Common Shares	4,001	999

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

3. RELATED PARTY TRANSACTIONS (continued)

Stockholders' Equity

Preferred Stock

All of the preferred shares are held by the Company's president/shareholder.

Preferred stock issued to unrestricted common shareholders under the management bonus program and the shares issued by agreement to brokers with escrow credits net of redemptions follows:

	Balance September 30, 2007		Balance September 30, 2006	
	Number of Shares	Dollar Amount	Number of Shares	Dollar Amount
Bonus Program:				
Balance beginning of year	775.000	$77,500	775.000	$77,500
Purchased during the year	--	--	--	--
Balance end of year	775.000	77,500	775.000	77,500
Escrow Exchange:				
Balance beginning of year	6.920	693	6.920	693
Redeemed during the year	--	--	--	--
Balance end of year	6.920	693	6.920	693
Call premium net	--	(1,412)	--	(1,412)
Total Preferred	**781.920**	**$76,781**	**781.920**	**$76,781**

4. LEASE COMMITMENTS

The Company entered into a three (3) year lease for office space on June 1, 2005 upon expiration of its current lease on May 31, 2005. The currant lease term ends May 1, 2008, with an option to renew for an additional three (3) year period starting June 1, 2008 at current market rates, and requires rental payments of approximately $18,000 for the remaining eight (8) months. Management intends to renew the lease. The Company also rents education training facilities for a monthly rental of $2,000 starting June, 2007 through July, 2008.

For the fiscal years ended September 30, 2007 and 2006, the Company incurred annual rents of $49,955 and $35,925, respectively.

FORSYTH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007 and 2006, the Company had adjusted net capital of $82,820 and $38,388 which were $77,820 and $31,388, in excess of its required minimum dollar net capital of $5,000 for 2007 and 2006. The Company's net capital ratio at September 30, 2007 and 2006 was 1.254 and 1.829 to 1. The Company made application October, 2007 to increase it's required net capital to $50,000.

6. EMPLOYEE BENEFITS

The Company on October 1, 1991 adopted a plan to provide employees of the Company a choice between cash and certain non-taxable employee benefits. The plan is written in accordance with Internal Revenue Code Section 125. The flexible plan provision was discontinued in October 2003. The Company, commencing October 1, 1991, contributes up to $75.00 per month per full time employee. Approximately 5 employees receive this benefit toward the cost of the group Health/ Dental plan premium.

SUPPLEMENTARY INFORMATION

Schedule 1

FORSYTH SECURITIES, INC.

COMPUTATION OF ADJUSTED NET CAPITAL
FOR THE YEAR ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
OWNERSHIP EQUITY		
Capital stock and paid in excess	$ 163,205	$ 159,405
Preferred stock	76,781	76,781
Retained earnings (deficit)	(248,151)	(279,097)
Total Ownership Equity	(8,165)	(42,911)
Subordinated Borrowings	108,000	108,000
Total Capital and Allowable Subordinated borrowings	**99,835**	**65,089**
DEDUCTIONS FROM CAPITAL		
Receivable from firm's employees in excess of escrow	12,715	25,800
Prepaid costs	100	100
Fixed assets	0	601
Lease and rent deposit	4,200	2,200
Total Deductions	**17,015**	**28,701**
Adjusted Net Capital	**$ 82,820**	**$ 36,388**
AGGREGATE INDEBTEDNESS	**$ 103,886**	**$ 66,567**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	**1.254%**	**1.829%**
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 3,753	$ 892
Firm's broker escrow payable	31,933	21,073
Clearing brokers payable	8,399	9,054
Commissions payable	40,686	24,694
Accrued administrative expenses	19,116	10,854
Total	**$ 103,887**	**$ 66,567**
Minimum dollar net capital	$ 5,000	$ 5,000
Adjusted net capital	82,820	36,388
Excess of Net Capital Over Requirement	**$ 77,820**	**$ 31,388**
Six and two-thirds (6-2/3%) of aggregate indebtedness	$ 6,925	$ 4,438
Adjusted net capital	82,820	36,388
Excess of Net Capital at 1500%	**$ 75,895**	**$ 31,950**

FORSYTH SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2007 and 2006

	2007	2006
Net capital at September 30,	$ 82,820	$ 36,388
Net capital shown on most recent un-audited Focus part IIA filing	79,109	36,389
Difference (decrease)/increase	**$ 3,711**	**$(1)**

The difference between net capital at September 30, and net capital as shown on the most recent Focus part IIA filing results from:

	2007	2006
Audit adjustments:		
Increase accrued subordinated loan interest	$(88)	$(3,800)
Decrease in accrued expense	3,800	3,800
Increase depreciation expense	$ 601	$ 1,239
Decrease Non-Allowed Asset	(601)	(1,239)
Rounding	(1)	(1)
Total difference increase (decrease) net capital	**$ 3,711**	**$(1)**

FORSYTH SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2007 AND 2006

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through First Clearing, L.L.C. a division of First Union Capital Markets Company, or RBC Dain Rauscher, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Forsyth Securities, Inc.

In planning and performing our audit of the comparative financial statements and supplemental schedules of Forsyth Securities, Inc. (the Company),as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis of designing our auditing procedures for the purpose of expressing our opinion on the comparative financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency , or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Louis, Missouri
November 20, 2007

END